UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Jonathan E. Marsh

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

David J. Segre

Richard Cameron Blake

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 78,576,682 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 78,576,682 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,576,682 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on 119,084,858 shares of Common Stock outstanding as of January 31, 2012 as reported by the Issuer to the Reporting Persons.

CUSIP No. 867652 406	13D

(1)	NAMES OF REPORTING PERSONS Total Gas & Power USA, SAS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 78,576,682 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 78,576,682 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,576,682 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on 119,084,858 shares of Common Stock outstanding as of January 31, 2012 as reported by the Issuer to the Reporting Persons.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011 and December 23, 2011 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Items 3, 4, 5 and 7 of the Filing are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following information at the end of such Item:

On January 31, 2012, Issuer and Purchaser closed the transactions contemplated by the Private Placement Agreement, and the Reporting Persons became the beneficial owners of an additional 18,600,000 Shares for an aggregate purchase price of $163,680,000. The funds for the purchase of such Shares were obtained from the Reporting Persons’ general working capital.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following information at the end of such Item:

Closing of Tenesol Acquisition

On January 31, 2012, Issuer and Purchaser closed the transactions contemplated by the Tenesol Stock Purchase Agreement.

Closing of Private Placement

On January 31, 2012, Issuer and Purchaser closed the transactions contemplated by the Private Placement Agreement, and the Reporting Persons became the beneficial owners of an additional 18,600,000 Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(b) are hereby amended to add the following information at the end of such Items:

As a result of the closing of the Private Placement on January 31, 2012, the Reporting Persons became the beneficial owner of an additional 18,600,000 Shares. As of January 31, 2012, the Reporting Persons hold 78,576,682 Shares, constituting approximately 66.0% of the 119,084,858 shares of Common Stock outstanding as of January 31, 2012, as reported by the Issuer to the Reporting Persons.

Item 5(c) is hereby amended to add the following information at the end of such Item:

As of January 31, 2012, other than pursuant to the Private Placement, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares during the past 60 days.

Item 7. Material to be Filed as an Exhibit.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel
Title: Treasurer

TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
Name: Arnaud Chaperon
Title: Chairman

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement*

2	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

3	Amendment to Tender Offer Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

4	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

5	Amendment to Affiliation Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

6	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

7	Guaranty, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

8	Credit Support Agreement, dated as of April 28, 2011, by and between Total and the Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

9	Amendment to Credit Support Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

10	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

11	Amendment to Research & Collaboration Agreement, dated as of June 7, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 7, 2011.

12	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and the Issuer, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on May 2, 2011.

13	Tenesol Stock Purchase Agreement, dated as of December 23, 2011, by and among Issuer, Purchaser and Total Energie Développement SAS, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

14	Private Placement Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

15	Master Agreement, dated as of December 23, 2011, by and among Purchaser, Total and Issuer, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

16	Second Amendment to Credit Support Agreement, dated as of December 12, 2011, by and between Total and Issuer, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

17	Second Amendment to Affiliation Agreement, dated as of December 23, 2011, by and between Purchaser and Issuer, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 23, 2011.

*	Filed herewith.